                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                             ---------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].


For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


          For the transition period from _____________ to ____________


                       Commission file number 1-13926

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                          DIAMOND OFFSHORE DRILLING, INC.
                          15415 KATY FREEWAY
                          HOUSTON, TEXAS  77094

                              REQUIRED INFORMATION

Item 4.

                 The financial statements and schedules of the Diamond Offshore Defined Contribution Retirement Plan for the fiscal year ended December 31, 1997 (attached).



Exhibits

23.1             Consent of Deloitte & Touche LLP

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

             DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN


                   Years ended December 31, 1997 and 1996 and
            Supplemental Schedules for Year ended December 31, 1997
                      with Report of Independent Auditors

             DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1997 and 1996



                                    CONTENTS


Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Financial Statements

Statements of Net Assets Available for Plan Benefits, December 31, 1997 and 1996  . . . . . . . . . . . . . . . . . . . 2
Statements of Changes in Net Assets Available for Plan Benefits for the Years ended
         December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

ERISA Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
Item 27d--Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

INDEPENDENT AUDITORS' REPORT


TO THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
         OF THE DIAMOND OFFSHORE DEFINED CONTRIBUTION
         RETIREMENT PLAN
HOUSTON, TEXAS


We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore Defined Contribution Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP
May 29, 1998

                     DIAMOND OFFSHORE DEFINED CONTRIBUTION
                                 RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 1997              1996
                                                            -------------     -------------
INVESTMENTS AT FAIR VALUE:
            Mutual funds ..............................     $  47,380,647     $  14,989,894
            Company stock .............................         1,713,155                --
            Short-term investments ....................                --        12,408,858
                                                            -------------     -------------
                  Total investments ...................        49,093,802        27,398,752

CONTRIBUTIONS RECEIVABLE:
            Employee ..................................           589,847           333,432
            Employer ..................................         1,267,153           639,513
                                                            -------------     -------------
                  Total contributions receivable ......         1,857,000           972,945

LOANS TO PARTICIPANTS .................................         2,022,640                --

OTHER ASSETS ..........................................             6,302                --

                                                            -------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS .....................     $  52,979,744     $  28,371,697
                                                            =============     =============



                       SEE NOTES TO FINANCIAL STATEMENTS.

                          DIAMOND OFFSHORE CONTRIBUTION
                                 RETIREMENT PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                                                                             YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  1997                 1996                 1995
                                                            ---------------      ---------------      ---------------
INVESTMENT INCOME:
   Dividends and interest .............................     $     2,938,430      $     1,944,678      $     1,031,711
   Net appreciation in fair value of investments ......           3,659,059              736,638            1,368,590
                                                            ---------------      ---------------      ---------------
        Total investment income .......................           6,597,489            2,681,316            2,400,301

CONTRIBUTIONS:
     Employee .........................................           4,680,340            3,733,432            3,288,331
     Employer .........................................           6,477,438            2,524,009            2,330,783
     Rollover .........................................          11,231,765                   --                   --
                                                            ---------------      ---------------      ---------------
        Total contributions ...........................          22,389,543            6,257,441            5,619,114

                                                            ---------------      ---------------      ---------------
        Total additions ...............................          28,987,032            8,938,757            8,019,415
                                                            ---------------      ---------------      ---------------

DEDUCTIONS:
     Benefit payments .................................          (4,362,444)          (2,018,926)          (1,266,340)
     Miscellaneous expenditures .......................             (16,541)                  --                   --
                                                            ---------------      ---------------      ---------------
        Total deductions ..............................          (4,378,985)          (2,018,926)          (1,266,340)
                                                            ---------------      ---------------      ---------------

NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS .......................................          24,608,047            6,919,831            6,753,075

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of period ...............................          28,371,697           21,451,866           14,698,791
                                                            ---------------      ---------------      ---------------
    End of period .....................................     $    52,979,744      $    28,371,697      $    21,451,866
                                                            ===============      ===============      ===============



                       SEE NOTES TO FINANCIAL STATEMENTS.

                          DIAMOND OFFSHORE CONTRIBUTION
                                 RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


1.       ORGANIZATION

         The Diamond Offshore Defined Contribution Retirement Plan (the "Plan") was established effective July 1, 1989. Effective January 1, 1997, Diamond Offshore Drilling, Inc. (the "Company") merged the Arethusa Off-Shore Company Profit Sharing Plan ("Arethusa Plan") with and into the Plan. Net assets available for benefits for the Arethusa Plan were $10,731,913 as of December 31, 1996. In connection with this merger, the Plan changed trustees from The Dreyfus Trust Company ("Dreyfus") to The Scudder Trust Company ("Scudder") effective January 1, 1997. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the "IRC") and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a)(27) of the IRC.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING BASIS - The financial statements of the Plan are prepared using the accrual basis of accounting.

         INVESTMENTS - Investments are reported in the financial statements at fair value with the exception of the Capital Preservation Fund which represents investments in guaranteed investment contracts and is reported at contract value. Fair value of collective investment funds are based on quoted prices in an active market as determined by Dreyfus. During 1996, the Plan adopted the provisions of Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans" ("SOP 94-4"). According to the provisions of SOP 94-4, the contracts for this Plan have been deemed to be benefit-responsive. As such, the contracts are presented at contract value in the statement of net assets available for benefits at December 31, 1996. The average yield of Capital Preservation Fund in 1996 was 5.64%, and the weighted average crediting interest rate of the contracts was 5.88% at December 31, 1996.

         TRUSTEE FEES - Normal recurring trustee fees are paid by the Company, the Plan's sponsor. Fees paid by the Company were $10,112 and $38,216 for the years ended December 31, 1997 and 1996, respectively.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan income and expenses during the reporting period. Actual results could differ from these estimates.

3.       DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution retirement plan for U.S.-paid employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.

         ADMINISTRATION - The Plan is administered by an administrative committee appointed by the President of the Company.

         PARTICIPANTS - Prior to July 1, 1997, any employee of the Company became a participant of the Plan on the first quarterly entry date (January 1, April 1, July 1 or October 1) following the completion of one year of service. Effective July 1, 1997 an employee of the Company will become a participant of the Plan beginning in the month following the completion of a 90-day service period.

         CONTRIBUTIONS - The Company makes a profit sharing contribution equal to 3.75% of the employee's qualified yearly earnings and a matching contribution equal to 25% for every percent the employee contributes up to a maximum of 6%. In 1997 and 1996, Company contributions were made quarterly. In addition, each participant may make voluntary contributions of up to 15% of his or her annual compensation, as defined by the Plan. Employee contributions are made through payroll deductions.

         INVESTMENT FUNDS - Effective January 1, 1997, the following investment options are available to plan participants:

              Scudder Stable Value Fund: This collective investment trust invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments and synthetic contracts.

              Scudder Income Fund: This fund invests primarily in high-grade corporate bonds, convertible bonds and government securities.

              Scudder Balanced Fund: This fund invests in common stocks of companies that the Fund's advisor believes offer the potential for above-average growth of earnings, cash flow or assets relative to the overall market.

              Scudder Growth & Income Fund: This fund's primary investments are income-producing common and preferred stocks of established companies.

              Scudder Stock Index Fund: This collective investment trust invests in common stocks of companies listed in the S&P 500. The trust may invest in all 500 stocks or in other mutual funds that approximately mirror the S&P 500 in their weightings.

              MFS Research Fund A: This fund invests in common stocks or securities convertible into common stocks of companies believed to possess better-than-average prospects for long-term growth.

              Templeton Foreign Fund I: This fund generally invests in common stock, although it may also invest in preferred stocks and certain debt securities, rated or unrated.

              Putnam New Opportunities Fund A: This fund invests primarily in common stocks in the following sectors: personal communications, environmental services, media/entertainment, medical technology/medical cost containment, applied advanced technology, value-oriented consuming and personal finance.

              Diamond Offshore Drilling, Inc. Common Stock - This fund invests in the common stock of the Company and reinvests dividends of the Company's stock, if any, into additional shares of the Company.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the Company's and the participant's contributions and an allocation of the Plan's earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.

         VESTING - Each participant has at all times a fully vested and nonforfeitable interest in their contributions and earnings thereon. Matching contributions made by the Company to participant accounts vest 100% after five years of service.

         FORFEITURES - Forfeitures are applied to reduce company contributions to the Plan.

         LOANS - Participants may borrow from his or her account up to the lessor of (i) one-half of the vested value of their accounts or (ii) $50,000.

         PAYMENT OF BENEFITS - Upon separation of service, each participant may elect to receive the entire account balance in a lump sum payment. As of December 31, 1997 and 1996, amounts payable to participants who had terminated or withdrawn from the Plan were $624,336 and $29,039, respectively.

4.       PLAN TERMINATION

         Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan by the Company, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to the Company in the event of the Plan's termination.

5.       FEDERAL INCOME TAXES

         The Plan has obtained a favorable tax determination letter from the Internal Revenue Service ("IRS") dated February 25, 1997. It is the opinion of the Plan Administrator that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.

6.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - BY FUND



                                                                              SCUDDER       SCUDDER
                                     SCUDDER       SCUDDER      SCUDDER       GROWTH &       STOCK         MFS         TEMPLETON
                                  STABLE VALUE     INCOME      BALANCED       INCOME         INDEX        RESEARCH      FOREIGN
        DECEMBER 31, 1997            FUND           FUND         FUND          FUND          FUND         FUND A         FUND I
                                  ------------  -----------   -----------   -----------   -----------   -----------   -----------
 INVESTMENTS:
   Mutual funds                   $15,152,285   $ 1,089,500   $   161,987   $10,859,687   $   412,600   $ 8,072,838   $ 2,560,440
   Company stock
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------

         Total investments         15,152,285     1,089,500       161,987    10,859,687       412,600     8,072,838     2,560,440
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------

 CONTRIBUTIONS
 RECEIVABLE:
  Employee                            146,690        11,204         6,435       131,304        15,397        95,662        34,487
  Employer                            498,888        20,563        10,312       225,929        23,820       167,618        59,752
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------

         Total contributions
            receivable                645,578        31,767        16,747       357,233        39,217       263,280        94,239
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------

 OTHER ASSETS

 LOANS TO PARTICIPANTS
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------

 NET ASSETS AVAILABLE
  FOR BENEFITS                    $15,797,863   $ 1,121,267   $   178,734   $11,216,920   $   451,817   $ 8,336,118   $ 2,654,679
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
                                                  DIAMOND
                                    PUTNAM       OFFSHORE
                                      NEW      DRILLING, INC.
                                 OPPORTUNITIES    COMMON         CASH          LOAN      TRANSACTIONS
        DECEMBER 31, 1997           FUND A         STOCK         FUND          FUND         PENDING        TOTAL
                                 ------------- -------------- -----------   -----------  ------------   -----------
INVESTMENTS:
   Mutual funds                   $ 9,071,310                                                           $47,380,647
   Company stock                                $ 1,713,155                                               1,713,155
                                  -----------   -----------   -----------   -----------   -----------   -----------

         Total investments          9,071,310     1,713,155                                              49,093,802
                                  -----------   -----------   -----------   -----------   -----------   -----------
 CONTRIBUTIONS
  RECEIVABLE:
  Employee                            124,243                                             $    24,425       589,847
  Employer                            224,480                                                  35,791     1,267,153
                                  -----------   -----------   -----------   -----------   -----------   -----------

         Total contributions
            receivable                348,723                                                  60,216     1,857,000
                                  -----------   -----------   -----------   -----------   -----------   -----------

 OTHER ASSETS                                                 $     1,981                       4,321         6,302

 LOANS TO PARTICIPANTS                                                      $ 2,022,640                   2,022,640
                                  -----------   -----------   -----------   -----------   -----------   -----------

 NET ASSETS AVAILABLE
  FOR BENEFITS                    $ 9,420,033   $ 1,713,155   $     1,981   $ 2,022,640   $    64,537   $52,979,744
                                  ===========   ===========   ===========   ===========   ===========   ===========


                                                 DREYFUS      DREYFUS                                   PREMIER
                                   CAPITAL       GENERAL     GROWTH AND      DREYFUS       DREYFUS       GLOBAL
                                 PRESERVATION     MONEY        INCOME          NEW       APPRECIATION   INVESTING
        DECEMBER 31, 1996            FUND         MARKET        FUND         LEADERS         FUND         FUND          TOTAL
                                 ------------  -----------   -----------   -----------   ------------  -----------   -----------
 INVESTMENTS:
   Short-term investments        $ 9,931,919   $ 2,476,939                                                           $12,408,858
   Mutual funds                                              $ 4,829,817   $ 4,034,118   $ 3,896,328   $ 2,229,631    14,989,894
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

         Total investments         9,931,919     2,476,939     4,829,817     4,034,118     3,896,328     2,229,631    27,398,752
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

 CONTRIBUTIONS
 RECEIVABLE:
  Employee                            94,361        33,676        64,686        64,019        52,349        24,341       333,432
  Employer                           180,982        64,591       124,066       122,786       100,404        46,684       639,513
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

         Total contributions
            receivable               275,343        98,267       188,752       186,805       152,753        71,025       972,945
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

 NET ASSETS AVAILABLE
  FOR BENEFITS                   $10,207,262   $ 2,575,206   $ 5,018,569   $ 4,220,923   $ 4,049,081   $ 2,300,656   $28,371,697
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

    7. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - BY FUND

                                         SCUDDER                                          SCUDDER         SCUDDER
                                          STABLE         SCUDDER         SCUDDER          GROWTH &         STOCK            MFS
FOR THE YEAR ENDED                        VALUE          INCOME         BALANCED          INCOME           INDEX         RESEARCH
DECEMBER 31, 1997                         FUND            FUND            FUND             FUND            FUND            FUND A
                                       ------------    ------------    ------------    ------------    ------------    ------------


INVESTMENT INCOME:
  Dividends and interest               $    934,551    $     62,559    $      8,732    $  1,052,153    $      1,446    $    366,326
  Net appreciation (depreciation) in
   fair value of investments                                 25,240           7,257       1,326,941          39,651         934,599
                                       ------------    ------------    ------------    ------------    ------------    ------------
          Total investment income           934,551          87,799          15,989       2,379,094          41,097       1,300,925
                                       ------------    ------------    ------------    ------------    ------------    ------------

CONTRIBUTIONS:
  Employee                                1,253,982         111,050          32,638       1,032,458          85,895         776,853
  Employer                                2,617,625         101,076          29,898       1,090,014          72,358         988,269
  Rollover                                2,157,282       1,045,372                       2,456,201                       2,383,960
                                       ------------    ------------    ------------    ------------    ------------    ------------
          Total contributions             6,028,889       1,257,498          62,536       4,578,673         158,253       4,149,082
                                       ------------    ------------    ------------    ------------    ------------    ------------
          Total additions                 6,963,440       1,345,297          78,525       6,957,767         199,350       5,450,007
                                       ------------    ------------    ------------    ------------    ------------    ------------

DEDUCTIONS:
  Benefit payments                       (1,781,636)       (249,828)           (745)       (777,078)        (10,828)       (559,679)
  Miscellaneous expenditures
                                       ------------    ------------    ------------    ------------    ------------    ------------
          Total deductions               (1,781,636)       (249,828)           (745)       (777,078)        (10,828)       (559,679)

INTERFUND TRANSFERS                      10,616,059          25,798         100,954       5,036,231         263,295       3,445,790
                                       ------------    ------------    ------------    ------------    ------------    ------------
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR BENEFITS                           15,797,863       1,121,267         178,734      11,216,920         451,817       8,336,118

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of period
                                       ------------    ------------    ------------    ------------    ------------    ------------
  End of period                        $ 15,797,863    $  1,121,267    $    178,734    $ 11,216,920    $    451,817    $  8,336,118
                                       ============    ============    ============    ============    ============    ============
                                                         PUTNAM                         DIAMOND
FOR THE YEAR ENDED                      TEMPLETON          NEW           ZAPATA        OFFSHORE
DECEMBER 31, 1997                        FOREIGN      OPPORTUNITIES      COMMON     DRILLING, INC.
                                          FUND I         FUND A          STOCK       COMMON STOCK
                                       -----------    -------------  -------------  --------------
INVESTMENT INCOME:
  Dividends and interest               $   282,992    $   224,197                   $     3,542
  Net appreciation (depreciation) in
   fair value of investments              (119,636)     1,315,837    $  (212,580)       341,750
                                       -----------    -----------    -----------    -----------
          Total investment income          163,356      1,540,034       (212,580)       345,292
                                       -----------    -----------    -----------    -----------

CONTRIBUTIONS:
  Employee                                 278,040      1,011,275
  Employer                                 323,704      1,108,551                           213
  Rollover                                              2,383,960        283,584        104,509
                                       -----------    -----------    -----------    -----------
          Total contributions              601,744      4,503,786        283,584        104,722
                                       -----------    -----------    -----------    -----------
          Total additions                  765,100      6,043,820         71,004        450,014
                                       -----------    -----------    -----------    -----------
DEDUCTIONS:
  Benefit payments                        (198,120)      (586,872)        (8,655)      (188,697)
  Miscellaneous expenditures                                                                (58)
                                       -----------    -----------    -----------    -----------
          Total deductions                (198,120)      (586,872)        (8,655)      (188,755)
INTERFUND TRANSFERS                      2,087,699      3,963,085        (62,349)     1,451,896
                                       -----------    -----------    -----------    -----------
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR BENEFITS                           2,654,679      9,420,033                     1,713,155

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of period
                                       -----------    -----------    -----------    -----------
  End of period                        $ 2,654,679    $ 9,420,033    $              $ 1,713,155
                                       ===========    ===========    ===========    ===========

FOR THE YEAR ENDED                                                                       CAPITAL
DECEMBER 31, 1997                          CASH           LOAN         TRANSACTION    PRESERVATION
                                           FUND           FUND           PENDING          FUND
                                       ------------   ------------    ------------    ------------
INVESTMENT INCOME:
  Dividends and interest               $        209                   $      1,723
  Net appreciation (depreciation) in
   fair value of investments
                                       ------------   ------------    ------------    ------------
          Total investment income               209                          1,723
                                       ------------   ------------    ------------    ------------

CONTRIBUTIONS:
  Employee                                                                  98,149
  Employer                                                                 145,730
  Rollover                                            $    416,897
                                       ------------   ------------    ------------    ------------
          Total contributions                              416,897         243,879
                                       ------------   ------------    ------------    ------------
          Total additions                       209        416,897         245,602
                                       ------------   ------------    ------------    ------------

DEDUCTIONS:
  Benefit payments                                                            (306)
  Miscellaneous expenditures                               (16,483)
                                       ------------   ------------    ------------    ------------
          Total deductions                                 (16,483)           (306)

INTERFUND TRANSFERS                           1,772      1,622,226        (180,759)   $(10,207,262)
                                       ------------   ------------    ------------    ------------
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR BENEFITS                                1,981      2,022,640          64,537     (10,207,262)

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of period                                                                   10,207,262
                                       ------------   ------------    ------------    ------------
  End of period                        $      1,981   $  2,022,640    $     64,537    $
                                       ============   ============    ============    ============

                                                                     (CONTINUED)

                                                Dreyfus       Dreyfus                                    Premier
                                                General       Growth        Dreyfus       Dreyfus        Global
For the Year Ended                               Money      and Income        New       Appreciation    Investing
December 31, 1997                               Market         Fund         Leaders        Fund           Fund         Total
(Continued)
INVESTMENT INCOME:
 Dividends and interest                                                                                             $ 2,938,430
 Net appreciation (depreciation) in
  fair value of investments                                                                                           3,659,059
                                             -----------   -----------    -----------   -----------   -----------   -----------

        Total investment income                                                                                       6,597,489
                                             -----------   -----------    -----------   -----------   -----------   -----------

CONTRIBUTIONS:
 Employee                                                                                                             4,680,340
 Employer                                                                                                             6,477,438
 Rollover                                                                                                            11,231,765
                                             -----------   -----------    -----------   -----------   -----------   -----------

        Total contributions                                                                                          22,389,543
                                             -----------   -----------    -----------   -----------   -----------   -----------

        Total additions                                                                                              28,987,032
                                             -----------   -----------    -----------   -----------   -----------   -----------

DEDUCTIONS:
 Benefit payments                                                                                                    (4,362,444)
 Miscellaneous expenditures                                                                                             (16,541)
                                             -----------   -----------    -----------   -----------   -----------   -----------

        Total deductions                                                                                             (4,378,985)

INTERFUND TRANSFERS                          $(2,575,206)  $(5,018,569)   $(4,220,923)  $(4,049,081)  $(2,300,656)
                                             -----------   -----------    -----------   -----------   -----------   -----------



NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR BENEFITS                                 (2,575,206)   (5,018,569)    (4,220,923)   (4,049,081)   (2,300,656)   24,608,047

NET ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of period                           2,575,206     5,018,569      4,220,923     4,049,081     2,300,656    28,371,697
                                             -----------   -----------    -----------   -----------   -----------   -----------

 End of period                               $             $              $             $             $             $52,979,744
                                             ===========   ===========    ===========   ===========   ===========   ===========

7. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - BY FUND (Continued)



                                                                                      Dreyfus         Dreyfus
                                                                      Capital         General          Growth           Dreyfus
                                                                   Preservation        Money         and Income           New
For the Year Ended December 31, 1996                                   Fund            Market           Fund             Leaders
                                                                   ------------     ------------     ------------     ------------
 INVESTMENT INCOME:
   Dividends and interest                                          $    531,875     $     98,530     $    689,207     $    281,723
   Net appreciation (depreciation) in fair value of investments            --               --            (77,148)         215,237
                                                                   ------------     ------------     ------------     ------------
         Total investment income                                        531,875           98,530          612,059          496,960
                                                                   ------------     ------------     ------------     ------------

 CONTRIBUTIONS:
   Employee                                                           1,160,241          387,889          741,433          629,436
   Employer                                                           1,074,004          233,253          408,395          343,692
                                                                   ------------     ------------     ------------     ------------

         Total contributions                                          2,234,245          621,142        1,149,828          973,128
                                                                   ------------     ------------     ------------     ------------

         Total additions                                              2,766,120          719,672        1,761,887        1,470,088
                                                                   ------------     ------------     ------------     ------------

 BENEFIT PAYMENTS                                                      (936,234)        (176,449)        (314,812)        (165,752)
                                                                   ------------     ------------     ------------     ------------

 INTERFUND TRANSFERS                                                   (555,151)         201,765         (408,983)         571,025
                                                                   ------------     ------------     ------------     ------------

 NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    1,274,735          744,988        1,038,092        1,875,361

 NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of period                                                8,932,527        1,830,218        3,980,477        2,345,562
                                                                   ------------     ------------     ------------     ------------

   End of period                                                   $ 10,207,262     $  2,575,206     $  5,018,569     $  4,220,923
                                                                   ============     ============     ============     ============
                                                                                      Premier
                                                                      Dreyfus          Global
                                                                   Appreciation      Investing
For the Year Ended December 31, 1996                                   Fund             Fund             Total
                                                                   ------------     ------------     ------------
 INVESTMENT INCOME:
   Dividends and interest                                          $     37,717     $    305,626     $  1,944,678
   Net appreciation in fair value of investments                        663,996          (65,447)         736,638
                                                                   ------------     ------------     ------------
         Total investment income                                        701,713          240,179        2,681,316
                                                                   ------------     ------------     ------------
 CONTRIBUTIONS:
   Employee                                                             495,960          318,473        3,733,432
   Employer                                                             286,054          178,611        2,524,009
                                                                   ------------     ------------     ------------

         Total contributions                                            782,014          497,084        6,257,441
                                                                   ------------     ------------     ------------

         Total additions                                              1,483,727          737,263        8,938,757
                                                                   ------------     ------------     ------------

 BENEFIT PAYMENTS                                                      (275,742)        (149,937)      (2,018,926)
                                                                   ------------     ------------     ------------

 INTERFUND TRANSFERS                                                    454,913         (263,569)            --
                                                                   ------------     ------------     ------------

 NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    1,662,898          323,757        6,919,831

 NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of period                                                2,386,183        1,976,899       21,451,866
                                                                   ------------     ------------     ------------

   End of period                                                   $  4,049,081     $  2,300,656     $ 28,371,697
                                                                   ============     ============     ============



                                                                                      Dreyfus         Dreyfus
                                                                      Capital         General         Growth             Dreyfus
                                                                   Preservation        Money         and Income           New
For the Year Ended December 31, 1995                                   Fund            Market           Fund             Leaders
                                                                   ------------     ------------     ------------     ------------

 INVESTMENT INCOME:
   Dividends and interests                                         $    433,214     $     78,520     $    182,551     $    174,298
   Net appreciation in fair value of investments                           --               --            505,029          275,355
                                                                   ------------     ------------     ------------     ------------

         Total investment income                                        433,214           78,520          687,580          449,653
                                                                   ------------     ------------     ------------     ------------

 CONTRIBUTIONS:
   Employee                                                           1,122,615          386,378          671,613          422,673
   Employer                                                           1,166,530          226,672          351,865          220,925
                                                                   ------------     ------------     ------------     ------------


         Total contributions                                          2,289,145          613,050        1,023,478          643,598
                                                                   ------------     ------------     ------------     ------------


         Total additions                                              2,722,359          691,570        1,711,058        1,093,251
                                                                   ------------     ------------     ------------     ------------


 BENEFIT PAYMENTS                                                      (605,367)        (143,142)        (164,271)        (103,799)
                                                                   ------------     ------------     ------------     ------------


 INTERFUND TRANSFERS                                                     31,823           58,461          (76,054)          52,515
                                                                   ------------     ------------     ------------     ------------


 NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    2,148,815          606,889        1,470,733        1,041,967

 NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of period                                                6,783,712        1,223,329        2,509,744        1,303,595
                                                                   ------------     ------------     ------------     ------------


   End of period                                                   $  8,932,527     $  1,830,218     $  3,980,477     $  2,345,562
                                                                   ============     ============     ============     ============
                                                                                      Premier
                                                                      Dreyfus          Global
                                                                   Appreciation      Investing
For the Year Ended December 31, 1995                                   Fund             Fund             Total
                                                                   ------------     ------------     ------------
 INVESTMENT INCOME:
   Dividends and interests                                         $     39,424     $    123,704     $  1,031,711
   Net appreciation in fair value of investments                        510,383           77,823        1,368,590
                                                                   ------------     ------------     ------------

         Total investment income                                        549,807          201,527        2,400,301
                                                                   ------------     ------------     ------------

 CONTRIBUTIONS:
   Employee                                                             346,076          338,976        3,288,331
   Employer                                                             193,155          171,636        2,330,783
                                                                   ------------     ------------     ------------


         Total contributions                                            539,231          510,612        5,619,114
                                                                   ------------     ------------     ------------


         Total additions                                              1,089,038          712,139        8,019,415
                                                                   ------------     ------------     ------------


 BENEFIT PAYMENTS                                                      (112,468)        (137,293)      (1,266,340)
                                                                   ------------     ------------     ------------


 INTERFUND TRANSFERS                                                    158,090         (224,835)            --
                                                                   ------------     ------------     ------------


 NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    1,134,660          350,011        6,753,075

 NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of period                                                1,251,523        1,626,888       14,698,791
                                                                   ------------     ------------     ------------


   End of period                                                   $  2,386,183     $  1,976,899     $ 21,451,866
                                                                   ============     ============     ============



                                     ******

                          DIAMOND OFFSHORE CONTRIBUTION
                                 RETIREMENT PLAN

                     ITEM 27a - SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES
                                December 31, 1997

                                                                          PRINCIPAL
                                                                          AMOUNT OR
                                                                          NUMBER OF
                                                                           UNITS OR                                    CURRENT
         IDENTITY OF ISSUE                      DESCRIPTION                 SHARES                COST                  VALUE
Scudder Stable Value Fund                       Mutual Fund            15,152,284.770         $ 15,152,285         $ 15,152,285

Scudder Income Fund                             Mutual Fund                80,883.472            1,067,313            1,089,500

Scudder Balanced Fund                           Mutual Fund                 9,613.499              158,404              161,987

Scudder Growth and Income Fund                  Mutual Fund               397,354.095            9,741,977           10,859,687

Scudder Stock Index Fund                        Mutual Fund                15,622.864              379,604              412,600

MFS Research Fund A                             Mutual Fund               379,184.517            7,317,108            8,072,838

Templeton Foreign Fund I                        Mutual Fund               257,330.640            2,718,825            2,560,440

Putnam New Opportunities Fund A                 Mutual Fund               186,460.633            7,873,096            9,071,310

Diamond Offshore Drilling, Inc.                 Common Stock               35,594.666            1,514,924            1,713,155

Participant Loans                          Loans to participants                                 2,022,640            2,022,640
                                             with varying terms
                                                                                              ------------         ------------

           TOTAL                                                                              $ 47,946,176         $ 51,116,442
                                                                                              ============         ============

                          DIAMOND OFFSHORE CONTRIBUTION
                                 RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997

                                                                                                           CURRENT
                                                                                                          VALUE OF
                                                                                                          ASSET ON
     IDENTITY OF                  DESCRIPTION OF                 PURCHASE     SELLING       COST OF      TRANSACTION     NET GAIN
   PARTY INVOLVED                   INVESTMENT                     PRICE       PRICE         ASSET           DATE         (LOSS)
TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1996

SINGLE TRANSACTIONS:
  Dreyfus Trust Company      Capital Preservation Fund                      $10,207,262   $ 9,931,919    $10,207,262   $   275,343
  Dreyfus Trust Company      Dreyfus General Money                            2,575,206     2,476,939      2,575,206        98,267
                                Market Fund
  Dreyfus Trust Company      Dreyfus Growth & Income Fund                     5,018,569     4,649,287      5,018,569       369,282
  Dreyfus Trust Company      Dreyfus New Leaders                              4,220,923     3,735,818      4,220,923       485,105
  Dreyfus Trust Company      Appreciation Fund                                4,049,081     2,906,577      4,049,081     1,142,504
  Dreyfus Trust Company      Premier Global Investing Fund                    2,300,656     2,300,207      2,300,656           449
  Scudder Trust Company      Scudder Stable Value Fund         $14,566,146                 14,566,146     14,566,146
  Scudder Trust Company      Scudder Income Fund                 1,045,372                  1,045,372      1,045,372
  Scudder Trust Company      Scudder Growth & Income Fund        7,286,018                  7,286,018      7,286,018
  Scudder Trust Company      MFS Research Fund A                 6,280,251                  6,280,251      6,280,251
  Scudder Trust Company      Templeton Foreign Fund I            2,229,631                  2,229,631      2,229,631
  Scudder Trust Company      Putnam New Opportunities            6,418,078                  6,418,078      6,418,078
                                Fund A
  Scudder Trust Company      Zapata Common Stock                   283,584                    283,584        283,584
  Scudder Trust Company      Diamond Offshore Drilling, Inc.       104,509                    104,509        104,509
                                Common Stock
SERIES TRANSACTIONS:
  Scudder Trust Company      Scudder Stable Value Fund
                                Purchases                       34,958,311                 34,958,311     34,958,311
                                Sales                                        19,800,087    19,800,087     19,800,087
  Scudder Trust Company      Scudder Income Fund
                                Purchases                        1,666,351                  1,666,351      1,666,351
                                Sales                                           601,504       598,453        601,504         3,051
  Scudder Trust Company      Scudder Growth & Income Fund
                                Purchases                       11,404,844                 11,404,844     11,404,844
                                Sales                                         1,868,297     1,659,066      1,868,297       209,231
  Scudder Trust Company      MFS Research Fund A
                                Purchases                        9,140,764                  9,140,764      9,140,764
                                Sales                                         2,002,335     1,823,466      2,002,335       178,869
  Scudder Trust Company      Templeton Foreign Fund I
                                Purchases                        3,442,134                  3,442,134      3,442,134
                                Sales                                           761,536       722,787        761,536        38,749
  Scudder Trust Company      Putnam New Opportunities
                                Fund A
                                Purchases                        9,542,500                  9,542,500      9,542,500
                                Sales                                         1,785,813     1,668,190      1,785,813       117,623
  Scudder Trust Company      Diamond Offshore Drilling, Inc.
                                Common Stock
                                Purchases                        1,881,048                  1,881,048      1,881,048
                                Sales                                           509,588       366,069        509,588       143,519

                                   SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator of the Diamond Offshore Defined Contribution Retirement Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25th day of June, 1998.


                                     By:      /s/ Robert L. Charles
                                     Name:    Robert L. Charles
                                     Title:   Administrative Committee Member

                                 EXHIBIT INDEX



Exhibit No.                                   Description
-----------                                   -----------
23.1                                  Consent of Independent Auditors